SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A1	Page 2 of 6

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	01167P101	13D/A1	Page 3 of 6

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON*
OO

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

SCHEDULE 13D/A1

This constitutes Amendment No. 1 (the “Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Alaska Communication Systems Group, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 1 is to voice the Reporting Persons outrage at, among other things, the implementation of the purported adoption by the Issuer of the Amended and Restated Bylaws (the “Amended Bylaws”) on December 22, 2017.

The Reporting Person or its representatives have attempted to engage with management of the Issuer to discuss strategic alternatives for the benefit of the Issuer’s shareholders. Among other things, the Reporting Person has requested that the Issuer retain a financial advisor to review such strategic alternatives. In response to such request, the Issuer and its current management have purported to implement an improper and inappropriate Amended Bylaws change which appears intended to entrench management and the Issuer’s board of directors (the “Board”) to the detriment of the Issuer shareholders. As a consequence, the Issuer has given the Reporting Person no alternative but to put up an opposing slate to run against the current Board at the upcoming annual meeting of the Issuer’s shareholders.

In addition, the Reporting Person believes that it is outrageous, given the mismanagement and non-profitability of this relatively small company, that its Chief Executive Officer (“CEO”) (i) commutes to Alaska at the cost of the Issuer’s shareholders, (ii) has recently sold a significant amount of the Common Stock, and (iii) receives approximately a $3,000,000 dollar salary, which is far in excess of executive compensation in any comparable public company. It appears obvious to the Reporting Person that the CEO has no incentive to maximize shareholder value. The Reporting Person submits that such actions should warrant his termination.

The Reporting Person reasonably offered to avoid a costly proxy contest if management had agreed to appoint the Reporting Persons representatives to the Board. Management, however, refused.

The Reporting Person hopes that other members of the Board will exercise their fiduciary duties and engage with the Reporting Person, as one of the Issuer’s largest shareholders, in good faith, in order to avoid a costly proxy contest and unlock the true value of the Issuer in the near future.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2017

By: /s/ Karen Singer

Karen Singer

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